
November 2, 2020

Emanuel Bettencourt
Chief Executive Officer
Zoompass Holdings, Inc.
2455 Cawthra Road, Unit 75
Mississauga, Ontario, Canada, L5A 3P1

  Re: **Zoompass Holdings, Inc.**
       Form 10-K for the year ended December 31, 2019
       Filed April 9, 2020
       Form 8-K/A dated August 10, 2020
       Filed August 10, 2020
       Form 10-Q for the period ended June 30, 2020
       Filed August 19, 2020
       File No. 000-55792

Dear Mr. Bettencourt:

      We issued comments on the above captioned filings on September 14, 2020. On October 7, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology